UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

THERAVANCE BIOPHARMA, INC.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G8807B106

(CUSIP Number)

Victoria A. Whyte
GlaxoSmithKline plc
980 Great West Road
Brentford, Middlesex TW8 9GS
England
Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GlaxoSmithKline plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,644,807
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 9,644,807
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,644,807
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3% (1)
14.	TYPE OF REPORTING PERSON (see instructions) CO
Footnotes:

(1)        Based on 39,732,658 shares of Ordinary Shares outstanding, which consists of 38,431,643 Ordinary Shares outstanding on March 7, 2016 plus 1,301,015 Ordinary Shares issued on March 17, 2016 as described in Item 3 below.

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Introductory Note

The reporting person, GlaxoSmithKline plc, has previously reported beneficial ownership of Ordinary Shares (as defined in Item 1 below) in statements (including amendments thereto) on Schedule 13G. The previous statements on Schedule 13G were filed pursuant to Rule 13d-1(d) and Section 13(d)(6)(B) of the Act. The reporting person is filing this statement on Schedule 13D since, as a result of the acquisition of Ordinary Shares in March 2016 described in Item 3 below, the reporting person has acquired beneficial ownership of more than 2% of the subject class of securities during the preceding twelve months.

Item 1.  Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Ordinary Shares, par value $0.00001 per share (the “Ordinary Shares”), of Theravance Biopharma, Inc., a Cayman Islands exempted company (the “Issuer”). The Issuer’s principal executive offices are located at PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

Item 2.  Identity and Background.

This Statement is being filed on behalf of GlaxoSmithKline plc, a public limited company incorporated under the laws of England and Wales. GlaxoSmithKline plc and its subsidiaries constitute a major global healthcare group engaged in the creation, discovery, development, manufacture and marketing of pharmaceutical and consumer health-related products with its principal offices located at 980 Great West Road, Brentford, Middlesex TW8 9GS, England. Set forth in Schedule 1 to this Statement are the name, business address and present principal occupation or employment and citizenship of each executive officer and director of GlaxoSmithKline plc. The Ordinary Shares which are the subject of this Statement are held of record by Glaxo Group Limited (“GSK”), an indirect, wholly-owned subsidiary of GlaxoSmithKline plc.

During the last five years prior to the date hereof, neither GlaxoSmithKline plc nor, to the best knowledge of GlaxoSmithKline plc, any of the other persons with respect to whom information is given in response to this Item 2 has been convicted in a criminal proceeding or been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

On June 1, 2014, the Issuer entered into a separation and distribution agreement with Innoviva, Inc., known as Theravance, Inc. prior to January 7, 2016 (“Innoviva”), pursuant to which Innoviva transferred its research and development operations to the Issuer and agreed to distribute 100% of the outstanding shares of the Issuer to Innoviva’s stockholders (the “Spin-Off”). The Spin-Off occurred on June 2, 2014, the payment date for the dividend of 32,260,105 Ordinary Shares to Innoviva’s stockholders. As a result of the Spin-Off, GSK initially received 8,299,218 Ordinary Shares for no consideration as a dividend on shares of Innoviva common stock then held by GSK.

GSK acquired an additional 44,574 Ordinary Shares on October 7, 2015 pursuant to an Ordinary Share Purchase Agreement entered into with the Issuer (the “Ordinary Share Purchase Agreement”), a copy of which is attached as Exhibit 1 hereto. The total consideration paid by GSK pursuant to the Ordinary Share Purchase Agreement was $607,543.62, and such consideration was obtained from the working capital of GSK.

GSK acquired an additional 1,301,015 Ordinary Shares on March 17, 2016 pursuant to the Ordinary Share Purchase Agreement entered into with the Issuer on March 14, 2016 (the “March 2016 Share Purchase Agreement”), a copy of which is attached as Exhibit 2 hereto. The total consideration paid by GSK pursuant to the March 2016 Share Purchase Agreement was $23,027,965.50, and such consideration was obtained from the working capital of GSK.

Item 4.  Purpose of Transaction.

A.	Governance Agreement

On March 3, 2014 the Issuer and GSK entered into the Governance Agreement (the “Governance Agreement”), a copy of which is attached as Exhibit 3 hereto. The Governance Agreement contains agreements relating to future acquisitions or dispositions and voting of Issuer securities by GSK, among other matters. Except as otherwise noted below, the provisions of the Governance Agreement described below will terminate at the earliest of (i) when GSK beneficially owns 100% of the Issuer’s outstanding Voting Shares, (ii) the effective time of a Change in Control of the Issuer and (iii) December 31, 2017. The following description describes the rights and obligations of the Issuer and GSK. The rights and obligations described herein with respect to GSK are also applicable to affiliates of GSK and any reference to GSK’s beneficial ownership of securities should be deemed to include any securities beneficially owned by affiliates of GSK.

Certain Definitions

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“Change in Control” means (A) any transaction or series of related transactions (including mergers, consolidations and other forms of business consolidations) following which continuing shareholders of the Issuer hold less than 50% of the outstanding voting securities of either the Issuer, the entity surviving such transaction or any parent entity of such continuing or surviving entity or (B) subject to certain exceptions, the sale, lease, license, transfer or other disposal of all or substantially all of the business or assets of the Issuer other than to a person that is and for so long as it continues to be majority owned and controlled subsidiary of the Issuer.

“Equity Security” means any (i) Voting Shares (as defined below), (ii) securities of the Issuer convertible into or exchangeable for Voting Shares and (iii) options, rights and warrants issued by the Issuer to acquire Voting Shares.

“Voting Shares” means the Ordinary Shares and any other outstanding securities of the Issuer having the right to vote generally in any election of directors.

Limitations Relating to the Issuer’s Equity Securities

Acquisition of Equity Securities of the Issuer

Except as expressly permitted by the Governance Agreement or as otherwise agreed to by the Issuer in writing following approval by a majority of the independent directors of the Issuer’s board of directors (the “Board”), GSK may not, directly or indirectly:

•	acquire any of the Issuer’s equity securities;
•	make or participate in any solicitation of proxies to vote from any holders of the Issuer’s equity securities;
•	form or participate in a “group” within the meaning of Section 13(d)(3) of the Act with any person (other than GSK’s affiliates) not bound by the terms of the Governance Agreement with respect to any Voting Shares;
•	acquire any of the Issuer’s assets or rights to purchase any of the Issuer’s assets except for assets offered for sale by the Issuer;
•	enter into any arrangement or understanding with others to do any of the actions listed immediately above; or
•	act together with others to offer to the Issuer or any of the Issuer’s shareholders any business combination, restructuring, recapitalization or similar transaction involving the Issuer or otherwise seek together with others to control, change or influence the management, board of directors or the Issuer’s policies or nominate any person as a director who is not nominated by the then incumbent directors, or propose any matter to be voted upon by the Issuer’s shareholders.

Permitted GSK Purchases of Equity Securities from the Issuer

GSK may acquire equity securities from the Issuer in the following circumstances:

•	if the Issuer issues equity securities to a third party (other than equity awards issued as compensation to its directors, officers, employees or consultants), GSK has the right to purchase from the Issuer up to such number of equity securities that would bring GSK’s percentage ownership of the Voting Shares to the same level that it was at immediately prior to the issuance of equity securities to the third party at the same price at which the equity securities were sold to the third party;
•	on a quarterly basis (the “Quarterly Right”), equity securities comparable to those that are issued as compensation to the Issuer’s directors, officers, employees or consultants during the preceding quarter pursuant to option exercises settlement of restricted stock unit awards or vesting of restricted shares, at the fair market value at the time of GSK’s notification to the Issuer of its intention to purchase such equity securities that would bring GSK’s percentage ownership of the Voting Shares to the same level that it was at immediately prior to such issuances;
•	the acquisition of additional equity securities issued in connection with a share split or recapitalization; and
•	the purchase of equity securities for a pension plan or benefit plan for the benefit of GSK’s employees.

Permitted GSK Purchases of Equity Securities from the Issuer’s Shareholders

GSK may acquire the Issuer’s equity securities from the Issuer’s shareholders in the following circumstances:

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•	the acquisition of securities of another biotechnology or pharmaceutical company that owns the Issuer’s equity securities (provided that those shares will be subject to the limitations set forth in the Governance Agreement on the same basis as GSK’s Ordinary Shares); or
•	the making of an offer to acquire the Issuer’s equity securities if (i) a person or group (other than GSK) acquires 20% or more of the Voting Shares, or (ii) the Board formally acts to (A) cause the Company to enter into an agreement to effect a Change in Control of the Issuer (other than with GSK), (B) amend the Issuer’s rights plan in order to render it inapplicable with respect to any specific third party or third parties, but not all third parties generally, or (C) render inapplicable to any specific third party or third parties, but not all third parties generally, the restrictions contained in any anti-takeover provision applicable to the Issuer, subject to the following conditions:
o	that the offer be an offer for 100% of the Voting Shares;
o	that the offer include no condition as to financing; and
o	that the offer includes a condition that the holders of a majority of the shares of the Voting Shares not owned by GSK accept the offer by tendering their shares or voting their shares in favor of the offer.

In addition, GSK may make an offer to the Issuer’s shareholders to acquire outstanding Voting Shares that would bring GSK’s percentage ownership of the Voting Shares to no greater than 60%, subject to the following conditions:

•	that the offer includes no condition as to financing;
•	that the offer is approved by a majority of the Issuer’s independent directors;
•	that the offer includes a condition that the holders of a majority of the Voting Shares not owned by GSK accept the offer by tendering their shares in the offer; and
•	that the shares purchased will be subject to the limitations set forth in the Governance Agreement on the same basis as the shares of GSK’s Ordinary Shares.

In addition, if the level of GSK’s ownership of the Voting Shares is 50.1% or greater:

GSK may make an offer to the Issuer’s shareholders to merge with the Issuer or otherwise acquire outstanding Voting Shares that would bring GSK’s percentage ownership of the Voting Shares to 100%, subject to the following conditions:

•	that the offer includes no conditions to financing;
•	that the offer is approved by a majority of the Issuer’s independent directors; and
•	that the offer includes a condition that the holders of a majority of the shares of the Voting Shares not owned by GSK accept the offer by tendering their shares in or voting their shares in favor of the offer.

Limitations on Disposition of Our Equity Securities by GSK

If GSK disposes of any Voting Shares, GSK will not be able to purchase any Voting Shares for one year after such disposition without the prior approval of a majority of the Issuer’s independent directors.

Voting Arrangements

Agreement to Vote

GSK has agreed to vote the Voting Shares held by it (at GSK’s election) either (i) in accordance with the recommendation of the Issuer’s independent directors or (ii) in proportion to the votes cast by the other holders of the Voting Shares.

Exceptions to Agreement to Vote

GSK can vote as it chooses on any proposal to:

•	effect a Change in Control; or

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•	issue equity securities to one or more third parties (other than in a public offering) that would result in that party or parties owning or having a right to acquire 20% or more of the Voting Shares.

In addition, if GSK’s percentage ownership of the Voting Shares is 50.1% or greater, GSK can vote as it chooses on any proposal to:

•	effect the acquisition by the Issuer of any business or assets that would constitute a substantial portion of the Issuer’s business or assets; or
•	effect the sale, lease, license, transfer or other disposition of all or a substantial portion of the Issuer’s business or assets, unless such sale, license or transfer occurs in the ordinary course of business.

If a person or group acting in concert acquires 20% or more of the Voting Shares, GSK thereafter may vote its Voting Shares without any restrictions.

Grant of Proxy

GSK has granted an irrevocable proxy coupled with an interest in all Voting Shares owned by GSK to the Board. This proxy enables the proxyholder to vote or otherwise act with respect to all of GSK’s Voting Shares in the manner required by the Governance Agreement.

B.	Registration Rights Agreement.

The Ordinary Shares currently held by GSK are entitled to the rights set forth in the Registration Rights Agreement by and between the Issuer and GSK, dated March 3, 2014 (the “Registration Rights Agreement”), a copy of which is attached as Exhibit 4 hereto. The rights under the Registration Rights Agreement will expire on December 31, 2024, or if GSK or its permitted assigns each hold one and a half percent or less of the then outstanding Ordinary Shares, if each such holder can sell its shares in a single transaction pursuant to Rule 144 under the Securities Act of 1933.

Demand Registration Rights

Under the Registration Rights Agreement, GSK and its permitted assigns have the right to require that the Issuer register their Ordinary Shares, provided such demand comes from holders of at least 50% of the aggregate shares held by GSK and its permitted assigns and such registration relates to Ordinary Shares having an anticipated aggregate offering price of $10 million. The Issuer is only obligated to effect one registration in response to these demand registration rights (subject to certain exceptions). The Issuer may postpone the filing of a registration statement for up to 90 days once in any 12-month period if the Board determines in good faith that the filing would be seriously detrimental to the Issuer or its shareholders. The underwriters of any underwritten offering have the right to limit the number of Ordinary Shares to be included in a registration statement filed in response to the exercise of these demand registration rights. The Issuer must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with these demand registration rights.

Piggyback Registration Rights

If the Issuer registers any securities for public sale, under the Registration Rights Agreement, GSK has the right to include its Ordinary Shares in the registration, subject to specified exceptions. The underwriters of any underwritten offering have the right to limit the number of Ordinary Shares registered by GSK and its permitted assigns (but to no less than 25% of the shares to be registered in such registration) due to marketing reasons. The Issuer must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with these piggyback registration rights.

F-3 Registration Rights

While the Issuer is eligible to file a registration statement on Form F-3, under the Registration Rights Agreement GSK and its permitted assigns can request that the Issuer register their Ordinary Shares, provided that such registration request is made by holders of not less than 10% in aggregate of GSK’s and its permitted assigns’ shares and the total price of the ordinary shares offered to the public is at least $10 million. GSK and its permitted assigns may only require the Issuer to file two Form F-3 registration statements in any 12-month period. The Issuer may postpone the filing of a Form F-3 registration statement for up to 90 days once in any 12-month period if the Board determines in good faith that the filing would be seriously detrimental to

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the Issuer or its shareholders. The Issuer must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with these F-3 registration rights.

C.	Master Agreement

In connection with the Spin-Off, Innoviva assigned to a Delaware limited liability company named Theravance Respiratory Company LLC (“TRC”), certain rights under agreements between Innoviva and GSK relating to certain drug development programs. TRC is managed by Innoviva, but the Issuer owns an equity interest in TRC that entitles it to an 85% economic interest in TRC, TRC’s only assets at this time are its rights to future payments that may be made by GSK or an affiliate pursuant to the assigned rights under such agreements.

On March 3, 2014, GSK, the Issuer and Innoviva entered into a Master Agreement (the “Master Agreement”) in connection with the Spin-Off, a copy of which is attached as Exhibit 5 hereto. Under the Master Agreement, the Issuer and Innoviva have agreed not to make any changes to, or waive the provisions of, the TRC Limited Liability Company Agreement (the “TRC LLC Agreement”) without the consent of GSK, which consent is not to be unreasonably withheld, conditioned or delayed, provided that GSK may withhold, condition or delay such consent in its sole discretion with respect to any changes to certain sections of the TRC LLC Agreement or the governance structure of TRC or the confidentiality restrictions, consent rights and transfer restrictions in the TRC LLC Agreement.

D.	Purchase Agreements

The Ordinary Shares purchased under the Ordinary Share Purchase Agreement and a portion of the Ordinary Shares purchased under the March 2016 Share Purchase Agreement were acquired pursuant to the Quarterly Right, and the remaining Ordinary Shares purchased under the March 2016 Share Purchase Agreement were acquired following the approval of a majority of the independent directors of the Board. Each of these Purchase Agreements includes various representations and warranties, conditions to closing, covenants and other provisions that are customary for a share purchase transaction of this nature. The Ordinary Shares were acquired for investment purposes.

E.	Shareholder Waiver.

On March 14, 2016, GSK entered into a Waiver of Notice and Election under the Governance Agreement, attached hereto as Exhibit 6, whereby GSK waived all notice rights in connection with the issuance and sale by the Issuer of up to a maximum aggregate offering price of $50,000,000 of the Ordinary Shares that may be issued and sold under a sales agreement with Cantor Fitzgerald & Co, pursuant to a sales agreement prospectus filed in connection with a shelf Registration Statement on Form S-3 (SEC File No. 333-205275).

F.	General

Other than as described above, GlaxoSmithKline plc has no current plans or proposals that would result in:

a.	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
b.	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
c.	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
d.	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
e.	any material change in the present capitalization or dividend policy of the Issuer;
f.	any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed−end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
g.	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
h.	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter−dealer quotation system of a registered national securities association;

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i.	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
j.	any action similar to any of those enumerated above.

Notwithstanding the foregoing GlaxoSmithKline plc will continue to review from time to time its investment in the Issuer and may, depending, among other things, on the Issuer’s and the Reporting Persons’ respective business, assets, operations, financial condition, prospects, expenses and other factors, as well as (and subject to) the terms of the contracts described herein: (i) purchase additional Ordinary Shares, options or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the Ordinary Shares, options or other securities now beneficially owned or hereafter acquired by it; (iii) propose one or more directors for the Board; (iv) engage in discussions, negotiations or enter into other transactions with a view to obtaining direct or indirect control of the Issuer; (v) engage in discussions, negotiations or enter into other transactions with a view to acquiring assets of the Issuer, including all or a portion of the Issuer’s equity interest in TRC; and (vii) engage in such other proposals as GlaxoSmithKline plc may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in clauses (a) through (j), above.

Also, consistent with its investment intent, as well as (and subject to) the terms of the contracts described herein, GlaxoSmithKline plc may engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Board regarding the Issuer, including but not limited to its operations, governance and control.

Item 5.  Interest in Securities of the Issuer.

a.	GlaxoSmithKline plc beneficially owns 9,644,807 Ordinary Shares, which represents 24.3% of 39,732,658 outstanding Ordinary Shares, which consists of 38,431,643 Ordinary Shares outstanding on March 7, 2016 plus 1,301,015 Ordinary Shares issued to GSK on March 17, 2016.
b.	Subject to the limitations described in Item 4 above, GlaxoSmithKline plc has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of all 9,644,807 Ordinary Shares described in Item 5a above.
c.	Except as described herein, no transaction in Ordinary Shares were effected during the past 60 days by GlaxoSmithKline plc.
d.	No person, other than GlaxoSmithKline plc, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Ordinary Shares beneficially owned by GlaxoSmithKline plc.
e.	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as disclosed in Item 4 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between GlaxoSmithKline plc and any other person with respect to any Ordinary Shares of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Descriptions of documents set forth on this Schedule are qualified in their entirety by reference to the exhibits listed in this Item 7.

Exhibit	Name
1	Ordinary Share Purchase Agreement by and between the Issuer and Glaxo Group Limited dated as of October 7, 2015, a copy of which is incorporated herein by reference from Exhibit 10.2 to the amended current report on Form 8-K filed by the Issuer on October 13, 2015.
2	Ordinary Share Purchase Agreement by and between the Issuer and Glaxo Group Limited dated as of March 14, 2016.
3	Governance Agreement by and between the Issuer and Glaxo Group Limited dated as of March 3, 2014, a copy of which is incorporated herein by reference from Exhibit 10.26 to the registration statement on Form 10 originally filed by the Issuer on August 1, 2013, as amended.

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4

Theravance Biopharma, Inc. Registration Rights Agreement, dated March 3, 2014, a copy of which is incorporate by reference from Exhibit 4.2 to the registration statement on Form 10 originally filed by the Issuer on August 1, 2013, as amended.

5	Master Agreement by and among Innoviva, Inc., Theravance Biopharma, Inc. and Glaxo Group Limited, dated March 3, 2014, a copy of which is incorporated by reference from Exhibit 10.1 to the amended current report on Form 8-K filed by Innoviva, Inc. on March 6, 2014.
6	Waiver of Notice and Election under the Governance Agreement by and between the Issuer and Glaxo Group Limited dated as of March 14, 2016.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 24, 2016

GLAXOSMITHKLINE PLC

By:	/s/ Victoria A. Whyte Victoria A. Whyte Authorized Signatory

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SCHEDULE 1

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Sir Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Professor Sir Roy Anderson	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Manvinder Singh Banga	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Indian
Dr. Stephanie Burns	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Stacey Cartwright	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Simon Dingemans	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Financial Officer	British
Lynn Elsenhans	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Dr. Jesse Goodman	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Sir Philip Hampton	980 Great West Road Brentford Middlesex, England TW8 9GS	Chairman and Company Director	British
Judy Lewent	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Sir Deryck Maughan	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

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Dr. Daniel Podolsky	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Urs Rohner	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Swiss
Dr. Moncef Slaoui	2301 Renaissance Boulevard, King of Prussia PA, 19406	Executive Director and Chairman, Global Vaccines	Moroccan, Belgian & US
Hans Wijers	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Dutch

Corporate Executive Team
Sir Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Roger Connor	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Manufacturing & Supply	Irish
Simon Dingemans	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Financial Officer	British
Nick Hirons	980 Great West Road Brentford Middlesex TW8 9GS	Senior Vice President, Global Ethics and Compliance	British & US
Abbas Hussain	980 Great West Road Brentford Middlesex, England TW8 9GS	President,Global Pharmaceuticals	British
David Redfern	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Strategy Officer	British

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Dr. Moncef Slaoui	2301 Renaissance Boulevard, King of Prussia PA, 19406	Executive Director Chairman, Global Vaccines	Moroccan, Belgian & US
Claire Thomas	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Human Resources	British
Philip Thomson	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Communications and Government Affairs	British
Daniel Troy	The Navy Yard 5 Crescent Drive Philadelphia, PA 19112	Senior Vice President & General Counsel	US
Dr. Patrick Vallance	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Pharmaceuticals R&D	British
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Executive Officer, GSK Consumer Healthcare	British